UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2021
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 12, 2021	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Management’s Discussion and Analysis
This Management’s Discussion and Analysis ("MD&A") is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the "Company"), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of March 11, 2021, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2020 and 2019 and for the three-year period ended December 31, 2020 ("Financial Statements"). It should also be read together with the text below on forward-looking statements in the Section entitled "Forward-Looking Statements."
For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A that: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.
Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS" or "GAAP") and is expressed in US dollars ("USD") unless otherwise stated to be in Canadian dollars ("CDN") or Indian rupees ("INR"). Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains certain non-GAAP financial measures and key performance indicators as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, total leverage ratio, consolidated secured net leverage ratio, and free cash flows (please see the "Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA, Adjusted EBITDA and Total Leverage Ratio” section below for a description and reconciliation of EBITDA and adjusted EBITDA, and a description of consolidated secured net leverage ratio and total leverage ratio, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below in the section entitled "Non-GAAP Financial Measures and Key Performance Indicators" and should consider non-GAAP financial measures and key performance indicators only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Financial Highlights
(In millions of USD, except per share amounts, selected ratios, and stock information)
(Unaudited)

	2020	2019	2018
	$	$	$
Operations
Revenue	1,213.0	1,158.5	1,053.0
Gross margin (1)	23.8%	21.3%	20.8%
Net earnings attributable to Company shareholders (2)	72.7	41.2	46.8
Adjusted net earnings (3)	89.7	57.8	62.2
Adjusted EBITDA (3)	211.1	172.2	140.9
Cash flows from operating activities	179.6	135.0	90.8
Free cash flows (3)	133.8	86.8	15.0
Capital expenditures (4)	45.8	48.2	75.8
Effective tax rate (5)	20.7%	28.3%	17.4%

Per Common Share
IPG Net Earnings - diluted	1.22	0.70	0.79
Adjusted earnings - diluted (3)	1.50	0.98	1.05
Dividend paid per share (6)	0.60	0.58	0.56
Financial Position
Working capital (7)	165.6	169.4	186.5
Total assets	1,109.6	1,025.7	1,004.8
Net debt (8)	473.5	501.8	481.3
Total equity attributable to Company shareholders	304.7	260.7	249.8
Cash and loan availability (9)	408.7	406.0	393.9
Selected Ratios
Current ratio (10)	1.7	2.0	2.1
Consolidated secured net leverage ratio (3) (9)	1.1	1.4	1.5
Total leverage ratio (3) (11)	2.2	2.9	3.2
Stock Information
Weighted average shares outstanding - diluted (12)	59,631	58,989	59,084
Shares outstanding as of December 31 (12)	59,027	59,010	58,650
The Toronto Stock Exchange (CDN$)
Share price as of December 31	24.14	16.62	16.92
High: 52 weeks	26.86	19.97	22.84
Low: 52 weeks	7.02	15.68	14.60

(1)     Gross profit divided by revenue.
(2)     Net earnings attributable to Company shareholders ("IPG Net Earnings").
(3)        These are non-GAAP financial measures defined below and accompanied by a reconciliation (where required) to the most directly comparable GAAP financial measure. Refer to the section below entitled "Non-GAAP Financial Measures and Key Performance Indicators."
(4)    Purchases of property, plant and equipment.
(5) Refer to the section below entitled "Income Taxes" and Note 5 – Income Taxes to the Company’s Financial Statements.
(6)     Dividends paid divided by weighted average basic shares outstanding.
(7)     Current assets less current liabilities.
(8)     Borrowings and lease liabilities, current and non-current, less cash.
(9)     Refer to the section below entitled "Liquidity and Borrowings".
(10)     Current assets divided by current liabilities.
(11)    Net debt, divided by adjusted EBITDA. Adjusted EBITDA for the twelve months ending December 31, 2018 used in this calculation includes (i) pre-acquisition results for Polyair, Maiweave and Airtrax conformed to the Company's current definition of adjusted EBITDA, which is not normalized for expected run-rates and (ii) the pro forma effects of operating lease payments that were capitalized in accordance with new lease accounting guidance implemented on January 1, 2019. "Polyair" refers to Polyair Inter Pack, Inc. and "Polyair Acquisition" refers to the acquisition by the Company of 100% of the outstanding equity in Polyair on August 3, 2018. "Maiweave" refers to Maiweave LLC and "Maiweave Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Maiweave on December 17, 2018. "Airtrax Acquisition" refers to the acquisition by the Company of substantially all of the assets and assumption of certain liabilities of Airtrax Polymers Private Limited (doing business as "Airtrax") on May 11, 2018 as part of a larger transaction involving Capstone Polyweave Private Limited (doing business as “Capstone”) and its minority shareholders.
(12)    In thousands.

2020 Share Prices

	High	Low	Close	ADV (1)
The Toronto Stock Exchange (CDN$)
Q1	17.34	7.02	10.04	262,007
Q2	13.83	9.27	11.98	250,895
Q3	16.38	11.61	14.83	196,442
Q4	26.86	14.82	24.14	279,556

(1)Represents average daily volume sourced from the Toronto Stock Exchange.

Consolidated Quarterly Statements of Earnings
(In thousands of USD, except share and per share amounts)
(Unaudited)

	1st Quarter			2nd Quarter
	2020 (1)	2019	2018	2020 (1)	2019	2018
	$	$	$	$	$	$
Revenue	278,212	277,823	237,229	267,710	295,609	249,072
Cost of sales	219,105	220,027	186,777	210,623	230,915	194,625
Gross profit	59,107	57,796	50,452	57,087	64,694	54,447
Gross margin	21.2%	20.8%	21.3%	21.3%	21.9%	21.9%
Selling, general and administrative expenses	30,907	32,683	29,123	34,534	36,433	27,653
Research expenses	3,333	3,168	3,221	2,546	3,023	3,233
	34,240	35,851	32,344	37,080	39,456	30,886
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	24,867	21,945	18,108	20,007	25,238	23,561
Manufacturing facility closures, restructuring and other related charges (recoveries)	651	304	107	3,211	3,875	(407)
Operating profit	24,216	21,641	18,001	16,796	21,363	23,968
Finance costs (income)
Interest	7,798	7,693	2,462	7,513	8,565	3,945
Other (income) expense, net	(1,132)	(655)	1,125	(9,590)	798	1,328
	6,666	7,038	3,587	(2,077)	9,363	5,273
Earnings before income tax expense	17,550	14,603	14,414	18,873	12,000	18,695
Income tax expense (benefit)
Current	2,355	1,175	988	3,996	5,977	765
Deferred	881	2,896	2,132	296	(439)	2,901
	3,236	4,071	3,120	4,292	5,538	3,666
Net earnings	14,314	10,532	11,294	14,581	6,462	15,029
Net earnings (loss) attributable to:
Company shareholders	14,376	10,491	11,359	14,479	6,566	15,097
Non-controlling interests	(62)	41	(65)	102	(104)	(68)
	14,314	10,532	11,294	14,581	6,462	15,029
IPG Net Earnings per share
Basic	0.24	0.18	0.19	0.25	0.11	0.26
Diluted	0.24	0.18	0.19	0.25	0.11	0.26
Weighted average number of common shares outstanding
Basic	59,009,685	58,652,366	58,801,327	59,009,685	58,760,473	58,811,586
Diluted	59,075,593	58,924,107	59,146,693	59,467,336	58,955,643	59,103,899
(1)Certain prior period amounts, including net earnings and the Company's non-GAAP financial measures, have been adjusted to reflect the allocation of purchase proceeds related to the acquisition by the Company of substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") on February 11, 2020 ("Nortech Acquisition") as measured and reported in the third quarter of 2020. These results reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature. See "Nortech Acquisition and Integration Update" below as well as the section below entitled “Non-GAAP Financial Measures and Key Performance Indicators.”

Consolidated Quarterly Statements of Earnings
(In thousands of USD, except share and per share amounts)
(Unaudited)

	3rd Quarter			4th Quarter
	2020	2019	2018	2020	2019	2018
	$	$	$	$	$	$
Revenue	323,027	293,598	279,062	344,079	291,489	287,656
Cost of sales	238,917	229,535	221,719	255,599	231,167	231,015
Gross profit	84,110	64,063	57,343	88,480	60,322	56,641
Gross margin	26.0%	21.8%	20.5%	25.7%	20.7%	19.7%
Selling, general and administrative expenses	38,621	35,025	34,230	53,424	32,533	31,460
Research expenses	2,554	3,326	2,926	2,763	3,010	2,644
	41,175	38,351	37,156	56,187	35,543	34,104
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	42,935	25,712	20,187	32,293	24,779	22,537
Manufacturing facility closures, restructuring and other related charges (recoveries)	466	1,614	5,777	—	(657)	1,583
Operating profit	42,469	24,098	14,410	32,293	25,436	20,954
Finance costs
Interest	7,368	7,764	3,952	6,757	7,668	6,713
Other expense (income), net	1,296	(459)	(1,497)	3,188	3,630	2,854
	8,664	7,305	2,455	9,945	11,298	9,567
Earnings before income tax expense	33,805	16,793	11,955	22,348	14,138	11,387
Income tax expense (benefit)
Current	9,373	6,584	(496)	9,871	3,459	(323)
Deferred	(2,741)	(2,332)	2,742	(4,910)	(1,010)	1,093
	6,632	4,252	2,246	4,961	2,449	770
Net earnings	27,173	12,541	9,709	17,387	11,689	10,617
Net earnings (loss) attributable to:
Company shareholders	26,726	12,528	9,663	17,089	11,631	10,634
Non-controlling interests	447	13	46	298	58	(17)
	27,173	12,541	9,709	17,387	11,689	10,617
IPG Net Earnings per share
Basic	0.45	0.21	0.16	0.29	0.20	0.18
Diluted	0.45	0.21	0.16	0.28	0.20	0.18
Weighted average number of common shares outstanding
Basic	59,009,685	58,877,185	58,817,410	59,012,869	58,900,337	58,831,432
Diluted	59,745,118	59,058,758	59,081,293	60,083,664	59,027,917	59,055,824

Overview
The Company develops, manufactures and sells a variety of paper-and-film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. The Company provides packaging and protective solutions for industrial markets in North America, Europe and other geographies.
The Company’s products primarily consist of carton sealing tapes, including pressure-sensitive and water-activated tapes; packaging equipment; industrial and performance specialty tapes including masking, duct, electrical, foil, process indicator, sheathing, sports and reinforced filament tapes; protective packaging solutions including inflatable systems, mailer products, bubble cushioning, paper void fill, thermal solutions and protective foam roll stock; stencil products; shrink film; stretch wrap; lumber wrap, structure fabrics, geomembrane fabrics; and non-manufactured flexible intermediate bulk containers. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics.
The Company has assembled a broad range of products by leveraging its manufacturing technologies, research and development capabilities, global sourcing expertise and strategic acquisitions. Over the years, the Company has made a number of strategic acquisitions intended to offer a broader range of products to better serve its markets. The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end-markets. The Company's largest end-markets as of December 31, 2020 were: general manufacturing, fulfillment/e-commerce, food and beverage, building and construction, retail and transportation.(1)
The Company's unique bundle of products positions it to serve the market with a broad and comprehensive range of packaging, protective and industrial product solutions. The Company believes that its broad and unique product bundle is a key competitive advantage. The portfolio of products is valuable to the Company’s customers as it contributes to the flexibility of its distributor partners by allowing them to offer a solutions-oriented approach to address specific end user needs, creates operating efficiencies and lowers operating costs. Management believes this flexibility is unique to the Company and differentiates the Company from its competitors.
COVID-19
Beginning in December 2019, a new strain of the coronavirus (COVID-19) has been spreading rapidly through the world, including the United States, Canada, India and Europe (where, collectively, significant portions of the Company’s operations are located and its sales occur). As of late, variants of COVID-19 have been reported in certain countries, including the United States. The impact of the virus varies from region to region and from week to week.
The Company has implemented measures to prioritize the health and safety of its employees while protecting its assets, customers, suppliers, shareholders and other stakeholders. The following is an overview of the status of the Company's efforts as of the time of this filing as well as a discussion of certain risks to its business associated with COVID-19:
•The Company's facilities are open and operating, having qualified as essential under the applicable government orders and guidelines. Alternative capacity exists across all major product lines that would enable the continuation of operations if certain facilities were required to close; however, in most cases, this alternative capacity would produce less than current run rates. Management has adjusted, and will continue to adjust, production plans to align with changes in demand in order to manage working capital and associated cost levels. Management has successfully mitigated minor supply chain challenges experienced to date and continues to work closely with suppliers as supply chain risk mitigation plans are refined.
•Management has put measures in place to enable employees to work safely according to the United States Centers for Disease Control and Prevention and World Health Organization guidelines and other applicable local guidelines, including social distancing and requiring employees to wear protective face coverings provided by the Company while in our manufacturing facilities and to complete health interviews prior to entry on a regular basis. The Company has significantly increased the frequency of cleaning and sanitizing equipment and facilities in the context of COVID-19 and the Company continues to support remote work arrangements for approximately 20% of its workforce in North America. The remote work arrangements have not had any significant effect on the Company's ability to conduct its day-to-day operations.

•Employee health coverage has been enhanced to include the cost of COVID-19 testing and treatment at no additional cost to employees, and the higher risk workforce or those experiencing illness of any kind are strongly encouraged to stay at home or shelter in place. As a result of these and other factors, we believe the current absentee rate at facilities in North America is at a manageable level and has not resulted in any material level of production disruption.
•The Company has been effectively managing working capital and has implemented cost savings initiatives. In the fourth quarter and fiscal year 2020, the Company generated cash flows from operating activities of $88.6 million and $179.6 million, respectively, and free cash flows of $63.8 million and $133.8 million, respectively. Cash and loan availability was $408.7 million at the conclusion of the fourth quarter. Loan covenants were well within their limits with the consolidated secured net leverage ratio at 1.14, compared to the covenant maximum of 3.70, and the consolidated interest coverage ratio at 7.08, compared to the covenant minimum of 2.75 as of December 31, 2020. Loan availability was $392.2 million as of December 31, 2020, which does not include the incremental accordion feature of $200.0 million available on the Company's credit facility (subject to the credit agreement's terms and lender approval). Additionally, the 2018 Credit Facility (defined later in this document) has approximately two years remaining until maturity and the Senior Unsecured Notes (defined later in this document) have approximately six years remaining until maturity. See "Liquidity and Borrowings" below for more information.
There continues to be significant macroeconomic uncertainty, and the Company expects the COVID-19 pandemic will likely have a materially negative impact on the global economy into 2021 and perhaps beyond. While the Company has delivered positive financial results to date, the pandemic could yet materially impact the Company’s ability to manufacture, source (including the delivery of raw materials to its facilities) or distribute its products both domestically and internationally and reduce demand for its products, any of which could have a significant negative impact on the Company’s financial results in 2021 and beyond. Given the dynamic nature of the pandemic (including its duration and the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.
Financial Summary
The Company reported a 4.7% increase in revenue for the year ended December 31, 2020 as compared to the year ended December 31, 2019 and an 18% increase in revenue for the fourth quarter of 2020 as compared to the fourth quarter of 2019. The increase in revenue in both periods was primarily due to increased demand in products with significant e-commerce or building and construction end-market exposure, including water-activated tapes, protective packaging and certain other tape products.
Gross margin increased to 23.8% in the year ended December 31, 2020 as compared to 21.3% in 2019. Gross margin increased to 25.7% in the fourth quarter of 2020 compared to 20.7% in the fourth quarter of 2019. In both periods, gross margin increased primarily due to an increase in spread between selling prices and combined raw material and freight costs and favourable plant performance driven by increased scale providing leverage on both fixed costs and recent investments.
IPG Net Earnings for the year ended December 31, 2020 increased to $72.7 million ($1.23 basic and $1.22 diluted earnings per share) from $41.2 million ($0.70 basic and diluted earnings per share) for the year ended December 31, 2019. The increase was primarily due to an increase in gross profit and a gain resulting from a fair value adjustment to the Company's contingent consideration related to the Nortech Acquisition. These favourable impacts were partially offset by an increase in share-based compensation mainly due to an increase in the fair value of cash-settled awards, including the impact of performance adjustments.
IPG Net Earnings for the fourth quarter of 2020 totalled $17.1 million ($0.29 basic earnings per share and $0.28 diluted earnings per share) compared to $11.6 million ($0.20 basic and diluted earnings per share) for the fourth quarter of 2019. The increase was primarily due to an increase in gross profit, partially offset by an increase in share-based compensation mainly due to an increase in the fair value of cash-settled awards, including the impact of performance adjustments and an increase in income tax expense.
Adjusted net earnings(2) increased to $89.7 million ($1.52 basic adjusted earnings per share(2) and $1.50 diluted adjusted earnings per share) for the year ended December 31, 2020 from $57.8 million ($0.98 basic and diluted adjusted earnings per share) for the year ended December 31, 2019. Adjusted net earnings increased to $32.4 million ($0.55 basic adjusted earnings per share and $0.54 diluted adjusted earnings per share) for the fourth quarter of 2020 from $13.6 million ($0.23 basic and diluted adjusted earnings per share) for the fourth quarter of 2019. The increase in both periods was primarily due to an increase in gross profit, partially offset by an increase in income tax expense.
Adjusted EBITDA(2) increased to $211.1 million for the year ended December 31, 2020 from $172.2 million for the year ended December 31, 2019 and to $67.7 million for the fourth quarter of 2020 from $43.8 million for the fourth quarter of 2019. The increase in both periods was primarily due to an increase in gross profit.

(1)Represents management estimates as the Company does not have access to exact point of sale data.
(2)Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures and Key Performance Indicators” below.
Other Highlights
Dividend Declaration
On March 11, 2021, the Board of Directors declared a dividend of $0.1575 per common share payable on March 31, 2021 to shareholders of record at the close of business on March 22, 2021.

On November 11, 2020, the Board of Directors amended the Company's quarterly policy to increase the annualized dividend by 6.8% from $0.59 to $0.63 per common share. The Board's decision to increase the dividend was based on the Company's strong financial position and positive outlook.
Sustainability
The Company continues to embrace sustainability as a key strategy of doing business to drive operational excellence and benefit from new opportunities in its markets. In July 2020, the Company published its annual 2019 sustainability report, titled "We Package, We Protect & We Sustain", which provides an overview of the Company's sustainability progress in 2019 and highlights sustainability opportunities in the years ahead. The Company's achievements in 2020 include:
•Achieved Cradle to Cradle Certified™ Silver level for Exlfilmplus® Shrink Film, StretchFLEX® and SuperFLEX® Stretch Film
•Achieved Cradle to Cradle Certified™ Bronze level for Water Activated Tape and NovaShield® Structure Membrane
•Formed the Environmental, Social & Governance ("ESG") Committee of the Board of Directors with a mandate to provide governance and oversight with respect to ESG matters including: health, safety, environmental, social, sustainability, climate-related matters, corporate governance and other human capital matters.

Read the full report at www.itape.com/sustainability.
Nortech Acquisition & Integration Update
On February 11, 2020, the Company completed the Nortech Acquisition. Nortech manufactures, assembles and services automated packaging machines under the Nortech Packaging and Tishma Technologies brands, and services customers worldwide across major industries including food and beverage, pharmaceutical, e-commerce, confections, personal care and cosmetics. The custom in-feed and robotic solutions for packaging applications that the Company acquired from Nortech are designed for cartoning, case-packing, case-erecting, pouch-packaging and palletizing. The acquisition expands the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging. Automation system design and service are key capabilities in growing markets like e-commerce. The acquisition provides the Company with opportunities to supply its consumable products, such as tapes, films and protective packaging to new and existing machine customers. The acquisition also adds engineering automation and integrated robotic design talent to the Company’s existing engineering and design teams. These new capabilities enable the Company to service customers experiencing growth pressures that require a customized automation solution.
The Nortech Acquisition was completed for an aggregate purchase price of $46.5 million, net of cash balances acquired. This amount includes potential earn-out consideration of up to $12.0 million contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date. Excluding working capital adjustments, cash balances acquired and the contingent consideration noted above, the purchase price was $36.5 million. In the twelve months prior to the acquisition date, Nortech's sales were approximately $20 million with adjusted EBITDA (as determined consistent with the Company's definition) of $5.5 million. The upfront purchase price represents an adjusted EBITDA multiple of 6.6x. The purchase price, when including the tax basis step-up value, represents an adjusted EBITDA multiple of 5.7x without any consideration given to potential revenue synergies. The potential earn-out consideration does not impact the adjusted EBITDA multiples. The initial purchase price amount paid was financed using funds available under the Company's 2018 Credit Facility.
The Nortech Acquisition’s impact on the Company’s consolidated earnings was as follows (in millions of USD):

	Three months ended December 31, 2020	February 12 through December 31, 2020
	$	$
Revenue	2.5	11.7
Net loss	1.2	2.1

The COVID-19 pandemic has created, what management believes to be, short-term changes in market conditions surrounding Nortech's business including: delays in customer approvals on new machines and installations and changes in customer capital expenditure behavior resulting in significantly fewer orders from successful lead generation. In addition, new product opportunities currently in the early design stages are experiencing some delay. As a result of these impacts, management:
•continues to believe that the absence of any future payment toward the contingent consideration obligation is probable and, therefore, the Company estimates the fair value of the obligation to be nil as of December 31, 2020; and
•performed impairment testing for the Nortech asset group in the second and fourth quarters of 2020, which did not indicate impairment or result in any impairment charge being recognized largely due to what management expects to be the relatively short-term nature of the COVID-19 pandemic's impact on the macroeconomic environment relative to the expected future cash flows and growth expected to be generated by Nortech over the long-term once market conditions have improved.
Outlook

The Company's expectations for fiscal year 2021 are as follows:

•Revenue in 2021 is expected to be between $1.3 and $1.4 billion. This range takes into consideration recent increases in raw material prices, which are expected to have a direct impact on selling prices.
•Adjusted EBITDA for 2021 is expected to be between $220 and $240 million.
•Total capital expenditures for 2021 are expected to be approximately $100 million, which includes $70 million to expand production capacity in the Company's highest growth product categories, specifically water-activated tape, wovens, protective packaging and films. This also includes $10 million for digital transformation and cost savings initiatives, and $20 million for regular maintenance.
•Free cash flows for 2021 are expected to be between $80 and $100 million. As in previous years, the Company expects the majority of free cash flows to be generated in the second half of the year due to the normal seasonality of working capital requirements.
•The Company expects a 22% to 27% effective tax rate for 2021, excluding the potential impact of changes in the mix of earnings between jurisdictions and the potential impact of changes resulting from potential US tax legislation that increases rates and could be retroactive to January 1, 2021. The Company expects cash taxes paid in 2021 to be approximately 10% greater than income tax expense due to less availability of tax attributes and loss carryforwards, as well as the impacts of bonus depreciation previously taken.

The Company recognizes that the potential effects and duration of COVID-19, as well as the impact of the weather-related event in Texas during February on the availability and price of raw materials is uncertain and could have an effect on the expected level of revenue and adjusted EBITDA. Consistent with past practices, the Company expects to protect the dollar spread by implementing price increases as required to offset higher raw material and freight costs. The implications of the weather-related event in Texas continue to evolve. The Company is monitoring the situation and does not anticipate inventory constraints in the first quarter. However, availability of raw materials could impact the second quarter if production in Texas is not restored in a reasonable time frame.

The Company is expanding production capacity in high-growth product categories. By installing new capacity within its existing footprint, the Company expects these projects will provide shorter-term investment horizons and return profiles that more than exceed the 15% after-tax internal rate of return threshold that the Company has traditionally applied to its strategic investments. The Company is investing directly into categories where it expects demand to exceed production in the near term. The Company views these as low risk, margin accretive projects. Based on its capital plan, the Company anticipates generating more than $100 million in incremental revenue on an annualized run-rate basis by the end of 2022 as well as additional growth into 2023 and beyond.
The above description of the Company's 2021 financial outlook in this MD&A is based on management's current views, strategies, assumptions and expectations concerning growth opportunities, the potential impact of COVID-19, as well as management's assessment of the opportunities for the Company and its industry. The purpose of disclosing this outlook is to provide investors with more information concerning the fiscal impact of the Company's business initiatives and growth strategies. The above description of the Company's 2021 outlook is forward-looking information for the purposes of applicable securities laws in Canada and readers are therefore cautioned that actual results may vary materially from those described above. Refer to the section below entitled "Forward-Looking Statements" as well as "Item 3. Key Information - Risk Factors," located in the Company’s annual report on Form 20-F for the year ended December 31, 2019 for a reference to the risks and uncertainties impacting the Company that could cause actual results to vary.
Results of Operations
Revenue
Revenue for the year ended December 31, 2020 totalled $1,213.0 million, a $54.5 million or 4.7% increase from $1,158.5 million for the year ended December 31, 2019, primarily due to:
•An increase in volume/mix of approximately $54.0 million primarily driven by increased demand in products with significant e-commerce or building and construction end-market exposure, including water-activated tape, protective packaging, and certain other tape products; and
•Additional revenue of $11.7 million from the Nortech Acquisition.
Partially offset by:
•The impact of lower selling prices of approximately $10.3 million primarily in films, woven products, and certain carton sealing tape products as a result of lower cost raw materials experienced through a portion of the year.
Revenue for the year ended December 31, 2019 totalled $1,158.5 million, a $105.5 million or 10.0% increase from $1,053.0 million for the year ended December 31, 2018, primarily due to:
•Additional revenue of $107.5 million from the Polyair, Maiweave, and Airtrax acquisitions;
•The impact of higher selling prices of approximately $1.9 million primarily in certain tape products partially offset by a decline in price for certain film products; and
•An increase in volume/mix of approximately $0.5 million driven by growth in water-activated tape and films which are each product categories directly related to the Company's recent strategic investments. This increase was offset significantly by declines in a retail tape product line, certain industrial tapes, and equipment products.
Partially offset by:
•An unfavourable foreign exchange impact of $4.4 million.
Revenue for the fourth quarter of 2020 totalled $344.1 million, a $52.6 million or 18.0% increase from $291.5 million for the fourth quarter of 2019, primarily due to:
•An increase in volume/mix of approximately 15.9% or $46.4 million primarily driven by increased demand in products with significant e-commerce or building and construction end-market exposure including water-activated tapes, protective packaging, and certain other tape products;
•The impact of higher selling prices of approximately $2.8 million primarily in film products driven by increases in certain raw materials; and
•Additional revenue of $2.5 million from the Nortech Acquisition.
Gross Profit and Gross Margin
Gross profit totalled $288.8 million for the year ended December 31, 2020, a $41.9 million or 17.0% increase from $246.9 million for the year ended December 31, 2019. Gross margin was 23.8% in 2020 and 21.3% in 2019.
•Gross profit increased primarily due to an increase in spread between selling prices and combined raw material and freight costs, a favourable product volume/mix, and favourable plant performance driven by increased scale providing leverage on both fixed costs and recent investments.
•Gross margin increased primarily due to an increase in spread between selling prices and combined raw material and freight costs and favourable plant performance driven by increased scale.

Gross profit totalled $246.9 million for the year ended December 31, 2019, a $28.0 million or 12.8% increase from $218.9 million for the year ended December 31, 2018. Gross margin was 21.3% in 2019 and 20.8% in 2018.
•Gross profit increased primarily due to an increase in spread between selling prices and combined raw material and freight costs, and additional gross profit from the Polyair, Maiweave, and Airtrax acquisitions. These favourable impacts were partially offset by an unfavourable product volume/mix.
•Gross margin increased primarily due to an increase in spread between selling prices and combined raw material and freight costs, partially offset by the dilutive impact of the Polyair and Maiweave acquisitions and an unfavourable product mix.
Gross profit totalled $88.5 million for the fourth quarter of 2020, a $28.2 million or 46.7% increase from $60.3 million for the fourth quarter of 2019. Gross margin was 25.7% in the fourth quarter of 2020 and 20.7% in the fourth quarter of 2019.
•Gross profit increased primarily due to a favourable product volume/mix, an increase in spread between selling prices and combined raw material and freight costs, and favourable plant performance driven by increased scale providing leverage on both fixed costs and recent investments.
•Gross margin increased primarily due to an increase in spread between selling prices and combined raw material and freight costs and favourable plant performance driven by increased scale.
Selling, General and Administrative Expenses
Selling, general & administrative expenses ("SG&A") totalled $157.5 million for the year ended December 31, 2020, a $20.8 million or 15.2% increase from $136.7 million for the year ended December 31, 2019. SG&A for the fourth quarter of 2020 totalled $53.4 million, a $20.9 million or 64.2% increase from $32.5 million for the fourth quarter of 2019. The increase in both periods was primarily due to an increase in share-based compensation mainly due to an increase in the fair value of cash-settled awards, including the impact of performance adjustments.
Share-based compensation expense totalled $22.9 million and $0.5 million for the years ended December 31, 2020 and 2019, respectively, and $18.4 million and a benefit of $1.5 million for the fourth quarter of 2020 and 2019, respectively. Excluding share-based compensation expense, SG&A decreased $1.6 million or 1.2% for the year ended December 31, 2020 compared to 2019, primarily due to cost saving initiatives implemented due to COVID-19, partially offset by additional SG&A from the Nortech Acquisition. Excluding share-based compensation expense, SG&A increased $0.9 million or 2.8% for the fourth quarter of 2020 compared to the same period in 2019, primarily due to an increase in variable compensation expense and additional SG&A from the Nortech Acquisition, partially offset by cost saving initiatives implemented due to COVID-19.
SG&A totalled $136.7 million for the year ended December 31, 2019, a $14.2 million or 11.6% increase from $122.5 million for the year ended December 31, 2018. The increase was primarily due to additional SG&A from the Polyair and Maiweave acquisitions.
As a percentage of revenue, SG&A, excluding share-based compensation expense, represented 11.1%, 11.8% and 11.4% for 2020, 2019 and 2018, respectively.
Manufacturing Facility Closures, Restructuring and Other
Manufacturing facility closures, restructuring and other related charges totalled $4.3 million for the year ended December 31, 2020, a $0.8 million decrease from $5.1 million for the year ended December 31, 2019. The decrease was primarily due to higher closure costs incurred in 2019 related to both the Cantech (1) facility closures (the Montreal, Quebec manufacturing facility at the end of 2019 and the Johnson City, Tennessee manufacturing facility at the end of 2018) as compared to 2020 which included charges associated with employee restructuring initiatives in response to COVID-19 uncertainties. Charges incurred during the year ended December 31, 2020 were composed of $3.7 million in cash charges mainly related to termination benefits, restoration and ongoing idle facility costs and $0.6 million in non-cash impairments of inventory. Charges incurred during the year ended December 31, 2019 were composed of $4.3 million in cash charges mainly related to termination benefits, restoration and ongoing idle facility costs and $0.8 million in non-cash impairments of property, plant and equipment and inventory.
Manufacturing facility closures, restructuring and other related charges totalled $5.1 million for the year ended December 31, 2019, a $1.9 million decrease from $7.1 million for the year ended December 31, 2018. The decrease was primarily due to higher closure costs incurred related to the Johnson City, Tennessee manufacturing facility closure in 2018 as compared to closure costs incurred related to both Cantech facility closures in 2019. Charges incurred during the year ended December 31, 2018 were composed of $6.1 million of non-cash impairments of property, plant and equipment and inventory as well as $0.9 million in cash charges mainly related to termination benefits and other labor related costs.

Manufacturing facility closures, restructuring and other related recoveries were nil for the fourth quarter of 2020 compared to a recovery of $0.7 million for the fourth quarter of 2019. The recovery in the fourth quarter of 2019 was primarily due to a reversal of impaired inventory related to the Johnson City, Tennessee manufacturing facility closure.
(1)    "Cantech" refers to the Canadian Technical Tape Ltd. which was acquired by the Company in July 2017.
Finance Costs (Income)
Finance costs for the year ended December 31, 2020 totalled $23.2 million, an $11.8 million decrease from $35.0 million for the year ended December 31, 2019, primarily due to (i) a gain resulting from a fair value adjustment to the Company's contingent consideration related to the Nortech Acquisition, (ii) a decrease in interest expense as discussed below, and (iii) a decrease in the re-valuation of non-controlling interest put options associated with the Airtrax Acquisition (refer to Note 24 in the Company's Financial Statements for more information regarding the options) in 2020 compared to 2019. These favourable items were partially offset by the non-recurrence of the benefit resulting from the favourable settlement of the previously-recorded liability to the former shareholders of Polyair and foreign exchange losses in 2020, compared to foreign exchange gains in 2019.
The decrease in interest expense for the year ended December 31, 2020 compared to December 31, 2019 is largely due to a lower average cost of debt, lower average debt outstanding and the non-recurrence of interest expense resulting from the Proposed Tax Assessment (defined later in this document) recorded in 2019, partially offset by a decrease in capitalized interest.
Finance costs for the year ended December 31, 2019 totalled $35.0 million, a $14.1 million increase from $20.9 million for the year ended December 31, 2018, primarily due to an increase in interest expense resulting from (i) higher average cost of debt and higher average debt outstanding and (ii) incremental interest due to capitalizing operating leases in accordance with new lease accounting guidance implemented on January 1, 2019, as well as the re-valuation of non-controlling interest put options associated with the Airtrax Acquisition. These unfavourable items were partially offset by (i) foreign exchange gains in 2019, compared to foreign exchange losses in 2018, (ii) the non-recurrence of debt issue costs written off in the second quarter of 2018 as a result of refinancing and replacing one of the Company's debt facilities and (iii) the benefit resulting from the favourable settlement of the previously-recorded liability to the former shareholders of Polyair.
Finance costs for the fourth quarter of 2020 totalled $9.9 million, a $1.4 million decrease from finance costs of $11.3 million for the fourth quarter of 2019, primarily due to (i) a decrease in interest expense largely due to lower average debt outstanding and a lower average cost of debt and (ii) a decrease in the re-valuation of non-controlling interest put options associated with the Airtrax Acquisition. These favourable items were partially offset by foreign exchange losses realized in the fourth quarter of 2020 compared to foreign exchange gains in the same period in 2019.
Income Taxes
The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending on the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements from time to time. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The table below reflects the calculation of the Company’s effective tax rate (in millions of USD):

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019	2018
	$	$	$	$	$
Income tax expense	5.0	2.4	19.1	16.3	9.8
Earnings before income tax expense	22.3	14.1	92.6	57.5	56.5
Effective tax rate	22.2%	17.3%	20.7%	28.3%	17.4%
The decrease in the effective tax rate for the year ended December 31, 2020 compared to the same period in 2019 was primarily due to the recognition of previously unrecognized tax assets and the non-recurrence of the Proposed Tax Assessment recorded in the second quarter of 2019. The "Proposed Tax Assessment" refers to a proposed state income tax assessment and the related interest expense totalling $2.3 million resulting from the denial of the utilization of certain net operating losses generated in tax years 2000-2006.
The increase in the effective tax rate for the year ended December 31, 2019 compared to the same period in 2018 is primarily due to the elimination of certain tax benefits as a result of the Tax Cuts and Jobs Act ("TCJA") related to intercompany debt and the Proposed Tax Assessment. Excluding the Proposed Tax Assessment, the effective tax rate for the year end December 31, 2019 would have been 26.3%.
The increase in the effective tax rate for the three months ended December 31, 2020 compared to the same period in 2019 was primarily due to the non-recurrence of utilization of available income tax credits.
IPG Net Earnings
IPG Net Earnings totalled $72.7 million for the year ended December 31, 2020, a $31.5 million increase from $41.2 million for the year ended December 31, 2019. The increase was primarily due to an increase in gross profit and a gain resulting from a fair value adjustment to the Company's contingent consideration related to the Nortech Acquisition. These favourable impacts were partially offset by an increase in share-based compensation mainly due to an increase in the fair value of cash-settled awards, including the impact of performance adjustments.
IPG Net Earnings totalled $41.2 million for the year ended December 31, 2019, a $5.5 million decrease from $46.8 million for the year ended December 31, 2018. The decrease was primarily due to (i) an increase in interest expense mainly resulting from higher average debt outstanding and higher average cost of debt, (ii) additional SG&A from the Polyair and Maiweave acquisitions and (iii) an increase in income tax expense mainly due to the elimination of certain tax benefits related to intercompany debt. These unfavourable impacts were partially offset by an increase in gross profit, as well as a reduction in manufacturing facility closures, restructuring, and other related charges mainly related to higher one-time, non-cash impairments from the closure of the Johnson City, Tennessee manufacturing facility in 2018.
IPG Net Earnings for the fourth quarter of 2020 totalled $17.1 million, a $5.5 million increase from $11.6 million for the fourth quarter of 2019. The increase was primarily due to an increase in gross profit, partially offset by an increase in share-based compensation mainly due to an increase in the fair value of cash-settled awards, including the impact of performance adjustments and an increase in income tax expense.
Non-GAAP Financial Measures and Key Performance Indicators
The Company measures the success of the business using a number of key performance indicators, many of which are in accordance with GAAP as described throughout this MD&A. This MD&A also contains certain non-GAAP financial measures and key performance metrics as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, total leverage ratio, consolidated secured net leverage ratio and free cash flows (please see the "Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA, Adjusted EBITDA and Total Leverage Ratio” section below for a description and reconciliation of EBITDA, adjusted EBITDA, and a description of consolidated secured net leverage ratio and total leverage ratio, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures and key performance indicators only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share
A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax expense (benefit) effected by these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.
Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.
The following table presents M&A Costs included in IPG Net Earnings and added back to adjusted net earnings and adjusted EBITDA (in millions of USD):

	Three months ended		Twelve months ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2018
	$	$	$	$	$
M&A Costs	0.4	3.3	3.5	11.2	9.5
M&A Costs for the year ending December 31, 2020 were composed of $2.1 million in integration costs and $1.4 million in other due diligence, legal, accounting, and other advisory costs in connection with deals that did not progress to the execution phase.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of USD, except per share amounts and share numbers)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019	2018
	$	$	$	$	$
IPG Net Earnings	17.1	11.6	72.7	41.2	46.8
Manufacturing facility closures, restructuring and other related (recoveries) charges	—	(0.7)	4.3	5.1	7.1
M&A Costs	0.4	3.3	3.5	11.2	9.5
Share-based compensation expense (benefit)	18.4	(1.5)	22.9	0.5	1.9
Impairment of long-lived assets and other assets	0.3	0.6	0.6	0.9	0.1
Loss on disposal of property, plant and equipment	0.1	0.4	0.3	0.6	0.2
Other item: special income tax events (1)	—	—	—	2.3	—
Other item: change in fair value of contingent consideration (2)	—	—	(11.0)	—	—
Income tax benefit, net	(3.9)	(0.2)	(3.4)	(4.0)	(3.3)
Adjusted net earnings	32.4	13.6	89.7	57.8	62.2

IPG Net Earnings per share
Basic	0.29	0.20	1.23	0.70	0.79
Diluted	0.28	0.20	1.22	0.70	0.79

Adjusted earnings per share
Basic	0.55	0.23	1.52	0.98	1.06
Diluted	0.54	0.23	1.50	0.98	1.05

Weighted average number of common shares outstanding
Basic	59,012,869	58,900,337	59,010,485	58,798,488	58,815,526
Diluted	60,083,664	59,027,917	59,630,873	58,989,134	59,084,175
(1)    Refers to the Proposed Tax Assessment recorded in the second quarter of 2019.
(2)    Refers to the fair value adjustment recorded in the second quarter of 2020 related to the potential earn-out consideration obligation associated with the Nortech Acquisition.
Adjusted net earnings totalled $89.7 million for the year ended December 31, 2020, a $31.9 million or 55.2% increase from $57.8 million for the year ended December 31, 2019. Adjusted net earnings totalled $32.4 million for the fourth quarter of 2020, an $18.8 million or 138.6% increase from $13.6 million for the fourth quarter of 2019. The increase in both periods was primarily due to an increase in gross profit, partially offset by an increase in income tax expense.
Adjusted net earnings totalled $57.8 million for the year ended December 31, 2019, a $4.4 million or 7.1% decrease from $62.2 million for the year ended December 31, 2018, primarily due to an increase in (i) interest expense, (ii) income tax expense and (iii) SG&A, partially offset by organic growth in gross profit as well as adjusted net earnings contributed by the Polyair and Maiweave acquisitions.

EBITDA, Adjusted EBITDA and Total Leverage Ratio
A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second half of the year relative to the first half.
The Company defines total leverage ratio as borrowings and lease liabilities less cash divided by adjusted EBITDA. Consolidated secured net leverage ratio is defined in the Company’s 2018 Credit Facility (please refer to such document for a definition of this term and its prescribed calculation). The terms "total leverage ratio" and "consolidated secured net leverage ratio" do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers with diversified sources of capital. Total leverage ratio and consolidated secured net leverage ratio are not measurements of financial performance under GAAP and should not be considered as alternatives to any GAAP measure as indicators of the Company’s liquidity level or any other measures of performance derived in accordance with GAAP. Total leverage ratio is not presented as defined by applicable indentures and should not be considered as an alternative to the consolidated secured net leverage ratio debt covenant described in the section below entitled "Liquidity and Borrowings." The Company has included these non-GAAP financial measures because it believes that they allow investors to make a meaningful comparison of the Company’s liquidity level and borrowing flexibility. In addition, total leverage ratio and consolidated secured net leverage ratio are used by management in evaluating the Company’s performance because it believes that they allow management to monitor the Company's liquidity level and borrowing flexibility as well as evaluate its capacity to deploy capital to meet its strategic objectives.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of USD)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019	2018
	$	$	$	$	$
Net earnings	17.4	11.7	73.5	41.2	46.6
Interest and other finance costs	9.9	11.3	23.2	35.0	20.9
Income tax expense	5.0	2.4	19.1	16.3	9.8
Depreciation and amortization	16.2	16.2	63.8	61.4	44.8
EBITDA	48.5	41.6	179.6	154.0	122.2
Manufacturing facility closures, restructuring and other related (recoveries) charges	—	(0.7)	4.3	5.1	7.1
M&A Costs	0.4	3.3	3.5	11.2	9.5
Share-based compensation expense (benefit)	18.4	(1.5)	22.9	0.5	1.9
Impairment of long-lived assets and other assets	0.3	0.6	0.6	0.9	0.1
Loss on disposal of property, plant and equipment	0.1	0.4	0.3	0.6	0.2
Adjusted EBITDA	67.7	43.8	211.1	172.2	140.9

Adjusted EBITDA totalled $211.1 million for the year ended December 31, 2020, a $38.9 million or 22.6% increase from $172.2 million for the year ended December 31, 2019. Adjusted EBITDA totalled $67.7 million for the fourth quarter of 2020, a $23.9 million or 54.7% increase from $43.8 million for the fourth quarter of 2019. The increase in both periods was primarily due to an increase in gross profit.
Adjusted EBITDA totalled $172.2 million for the year ended December 31, 2019, a $31.3 million or 22.2% increase from $140.9 million for the year ended December 31, 2018, primarily due to (i) organic growth in gross profit, (ii) adjusted EBITDA contributed by the Polyair and Maiweave acquisitions and (iii) the favorable impact of operating lease payments totalling $7.1 million that were capitalized in accordance with new lease accounting guidance. These favourable impacts were partially offset by an increase in SG&A.
Comprehensive Income Attributable to Company Shareholders ("IPG Comprehensive Income")

IPG Comprehensive Income is comprised of IPG Net Earnings and other comprehensive income (loss) ("OCI") attributable to Company shareholders. IPG Comprehensive Income totalled $73.0 million for the year ended December 31, 2020, a $32.2 million or 79.0% increase from $40.8 million for the year ended December 31, 2019. The increase was primarily due to higher IPG Net Earnings in 2020 and a decrease in cumulative translation adjustments ("CTA") in 2020, partially offset by smaller gains arising from the Company's hedge of a net investment in foreign operations in 2020 as compared to 2019.
IPG Comprehensive Income totalled $40.8 million for the years ended December 31, 2019 and 2018. Changes in IPG Comprehensive Income contained significant fluctuations that largely offset each other, including: gains arising from the Company's hedge of a net investment in foreign operations in 2019 compared to losses in 2018, largely offset by (i) unfavourable foreign exchange impacts from CTA in 2019, (ii) lower IPG Net Earnings in 2019, (iii) decreases in the fair value of interest rate swap agreements designated as cash flow hedges in 2019 compared to increases in 2018 and (iv) a decrease in gains from the remeasurement of the defined benefit liability in 2019.
Off-Balance Sheet Arrangements
Letters of Credit
The Company had standby letters of credit issued and outstanding as of December 31, 2020 that could result in payments by the Company up to an aggregate of $1.5 million upon the occurrence of certain events. All of the letters of credit have expiry dates in 2021.

Capital Commitments
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $17.0 million as of December 31, 2020, primarily to support e-commerce-related production capacity improvements and other strategic initiatives. The Company expects that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities. In the event of cancellation, the penalties that would apply may be equal to the purchase price depending on the timing of the cancellation.
Raw Material Commitments
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2020, the Company had on hand $5.9 million of raw material owned by its suppliers.
The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through December 2021 totalling approximately $9.9 million as of December 31, 2020. Subsequent to December 31, 2020, the Company entered into an agreement with a raw material supplier to purchase raw materials at a fixed rate from September 2021 through December 2022, totalling approximately $7.1 million. The Company is required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of "force majeure" as defined in the agreements.
Utilities Commitments
The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company has reduced the overall cost of electricity consumed by the facility and expects to continue to do so until contract expiration. The service contract required the Company to pay for unrecovered power supply costs incurred by the supplier in the event of early termination, declining monthly based on actual service billings to date. As of December 31, 2020, the Company has fulfilled its commitment under the contract and would not be subject to termination penalties in the event of cancellation.
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge has been incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $6.1 million over the remaining term of the contract. Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $2.4 million as of December 31, 2020. This amount is expected to decline annually until the expiration of the contract assuming there are insignificant fluctuations in kilowatt hour peak demand.
The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas, through December 2024 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $7.7 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of "force majeure" as defined in the agreements.

The Company currently knows of no event, trend or uncertainty, including the impact of COVID-19, that may affect the availability or benefits of these arrangements now or in the future or that would trigger any such penalty described above. The Company maintains no other off-balance sheet arrangements.
Related Party Transactions
The Company’s key personnel include all non-executive directors on the Board (ten in 2020, eight in 2019, seven in 2018) and senior executive level members of management (eight in 2020, six in 2019 and 2018). Key personnel remuneration includes short-term benefits including base and variable compensation, deferred compensation, director retainer and committee fees, post-employment benefits and share-based compensation.
Total key personnel remuneration included in the statement of consolidated earnings totalled $22.3 million for the year ended December 31, 2020, an increase of $14.5 million from $7.9 million for the year ended December 31, 2019. The increase was primarily due to an increase in share-based compensation mainly due to an increase in the fair value of cash-settled awards, including the impact of performance adjustments.
Total key personnel remuneration included in the statement of consolidated earnings totalled $7.9 million for the year ended December 31, 2019, an increase of $1.4 million from $6.4 million for the year ended December 31, 2018. The increase was primarily due to an increase in variable compensation based on achievement of certain performance targets.
Working Capital
The Company experiences some business seasonality that results in the Company’s efforts to effectively manage its working capital resources. Typically, a larger investment in working capital is required in quarters during which accounts receivable increase due to a higher level of sales invoiced towards the end of the quarter and inventory builds in anticipation of higher future sales. This working capital build normally unwinds later in the fiscal year. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.
The Company uses Days Inventory (defined below) to measure inventory performance. Days Inventory was 67 for the year ended December 31, 2020 and 2019. Days Inventory decreased to 61 for the fourth quarter of 2020 from 68 in the fourth quarter of 2019. Inventories totalled $194.5 million as of December 31, 2020, a $9.6 million increase from $184.9 million as of December 31, 2019. The increase was primarily due to additional inventory resulting from the Nortech Acquisition, inventory pre-purchased at the end of 2020 in order to manage anticipated increases in certain raw material prices and the non-recurrence of an inventory reduction initiative in 2019, partially offset by increased demand in products with significant e-commerce or building and construction end-market exposure, including water-activated tapes, protective packaging and certain other tape products. The calculations are shown in the following table (in millions of USD, except days):

	Three months ended		Year ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Cost of sales	$255.6	$231.2	$924.2	$911.6
Days in period	92	92	366	365
Cost of sales per day	$2.8	$2.5	$2.5	$2.5
Average inventory	$170.7	$171.0	$168.3	$167.3
Days inventory	61	68	67	67
Days inventory is calculated as follows:
Cost of sales ÷ Days in period = Cost of sales per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory
Average inventory ÷ Cost of goods sold per day = Days inventory
For purposes of this calculation inventory excludes items considered parts and supplies.
The Company uses Days Sales Outstanding (“DSO” defined below) to measure trade receivables. DSO increased to 49 for the year ended December 31, 2020 from 42 for the year ended December 31, 2019. DSO increased to 43 in the fourth quarter of 2020 from 42 in the fourth quarter of 2019. Trade receivables totalled $162.2 million as of December 31, 2020, a $29.1 million increase from $133.2 million as of December 31, 2019. The increase was primarily due to the amount and timing of revenue invoiced in the fourth quarter of 2020 as compared to the fourth quarter of 2019, and the impacts of the additional receivables resulting from the Nortech Acquisition.

The calculations are shown in the following table (in millions of USD, except days):

	Three months ended		Year ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Revenue	$344.1	$291.5	$1,213.0	$1,158.5
Days in period	92	92	366	365
Revenue per day	$3.7	$3.2	$3.3	$3.2
Trade receivables	$162.2	$133.2	$162.2	$133.2
DSO	43	42	49	42
DSO is calculated as follows:
Revenue ÷ Days in period = Revenue per day
Ending trade receivables ÷ Revenue per day = DSO
Accounts payable and accrued liabilities totalled $180.4 million as of December 31, 2020, an increase of $35.4 million from $145.1 million as of December 31, 2019. The increase was primarily due to the timing of payments for inventory and SG&A, and the impacts of the additional accounts payable and accrued liabilities resulting from the Nortech Acquisition.
Liquidity and Borrowings
Senior Unsecured Notes
On October 15, 2018, the Company completed the private placement of $250 million aggregate principal amount of senior unsecured notes due October 15, 2026 ("Senior Unsecured Notes") with certain guarantors and Regions Bank, as Trustee. The Company incurred debt issue costs of $5.1 million which were capitalized and are being amortized using the straight-line method over the eight-year term. The Company used the net proceeds to partially repay borrowings under the 2018 Credit Facility (defined below) and to pay related fees and expenses, as well as for general corporate purposes. The Senior Unsecured Notes bear interest at a rate of 7.00% per annum, payable semi-annually, in cash, in arrears on April 15 and October 15 of each year, beginning on April 15, 2019.
As of December 31, 2020, the Senior Unsecured Notes outstanding balance amounted to $250.0 million ($246.2 million, net of $3.8 million in unamortized debt issue costs).
2018 Credit Facility
On June 14, 2018, the Company entered into a five-year, $600.0 million credit facility (“2018 Credit Facility”) with a syndicated lending group, refinancing and replacing the Company's previous $450.0 million credit facility that was due to mature in November 2019. In securing the 2018 Credit Facility, the Company incurred debt issue costs amounting to $2.7 million which were capitalized and are being amortized using the straight-line method over the five-year term.
The 2018 Credit Facility consists of a $400.0 million revolving credit facility (“2018 Revolving Credit Facility”) and a $200.0 million term loan (“2018 Term Loan”). The 2018 Term Loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. Any repayments of borrowings under the 2018 Term Loan are not available to be borrowed again in the future.
The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate ("LIBOR"), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points (150 basis points as of December 31, 2020 and December 31, 2019) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.

The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio and a consolidated interest coverage ratio. In July 2019, the Company and its syndicated lending group amended the 2018 Revolving Credit Facility to, among other things, revise the two financial covenant thresholds to account for the associated impacts of new lease accounting guidance implemented on January 1, 2019 requiring operating leases to be accounted for as borrowings (with corresponding interest payments). The amendment provides that the consolidated secured net leverage ratio must not be more than 3.70 to 1.00 (previously 3.50 to 1.00), with an allowable temporary increase to 4.20 to 1.00 (previously 4.00 to 1.00) for the quarters in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters. The amendment also provides that the consolidated interest coverage ratio must not be less than 2.75 to 1.00 (previously 3.00 to 1.00). The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 1.14 and 7.08, respectively, as of December 31, 2020. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of and for the year ended December 31, 2020.
As of December 31, 2020, the 2018 Term Loan's outstanding principal balance amounted to $172.5 million and the 2018 Revolving Credit Facility’s outstanding principal balance amounted to $14.0 million, for a total gross outstanding principal balance under the 2018 Credit Facility of $186.5 million ($185.2 million, net of $1.3 million in unamortized debt issue costs). Standby letters of credit totalled $1.5 million resulting in total utilization under the 2018 Credit Facility of $188.0 million. Accordingly, the unused availability under the 2018 Credit Facility as of December 31, 2020 amounted to $384.5 million. The Company's capacity to borrow available funds under the 2018 Credit Facility may be limited because of the secured net leverage ratio covenant and other restrictions as defined in the Company's credit agreement.
2018 Powerband Credit Facility
On July 4, 2018, Powerband, one of the Company's subsidiaries, entered into an INR1,300.0 million ($19.0 million) credit facility (“2018 Powerband Credit Facility”) subsequently replacing Powerband's previous outstanding debt. In December 2018, Powerband amended the 2018 Powerband Credit Facility to reallocate and increase its credit limit by INR 100.0 million ($1.4 million), bringing the total 2018 Powerband Credit Facility limit to INR 1,400.0 million ($19.3 million).
The 2018 Powerband Credit Facility is guaranteed by the Parent Company, and certain local assets (carrying amount of $34.7 million as of December 31, 2020) are required to be pledged. Powerband is prohibited from granting liens on its assets without the consent of the lender under the 2018 Powerband Credit Facility. Funding under the 2018 Powerband Credit Facility is not committed and could be withdrawn by the lender with 10 days' notice. Additionally, under the terms of the 2018 Powerband Credit Facility, Powerband's debt to net worth ratio (as defined by the 2018 Powerband Credit Facility credit agreement) must be maintained below 3.00. Powerband was in compliance with the debt to net worth ratio (0.02 as of December 31, 2020) as of and for the year ended December 31, 2020.
As of December 31, 2020, the 2018 Powerband Credit Facility consisted of an INR 375.0 million ($5.1 million) working capital loan facility (“2018 Powerband Working Capital Loan Facility”) that renews annually and is due upon demand, bearing interest based on the prevailing Indian Marginal Cost-Lending Rate ("IMCLR").
Additionally, the 2018 Powerband Credit Facility previously included an INR 960.0 million ($13.1 million) demand term loan (“2018 Powerband Demand Term Loan”) and an INR 65.0 million ($0.9 million) term loan ("2018 Powerband Term Loan"), which were restricted for capital projects and bore interest based on the prevailing IMCLR. In September 2020, Powerband repaid the 2018 Powerband Demand Term Loan and 2018 Powerband Term Loan in full and these amounts are not available to be borrowed again in the future. Subsequently, only the 2018 Powerband Working Capital Loan Facility remains outstanding.
As of December 31, 2020, the 2018 Powerband Working Capital Loan Facility’s outstanding balance was INR 46.0 million ($0.6 million). Including INR 176.5 million ($2.4 million) in letters of credit, total utilization under the 2018 Powerband Credit Facility amounted to INR 222.5 million ($3.0 million). The 2018 Powerband Credit Facility's unused availability as of December 31, 2020 amounted to INR 152.5 million ($2.1 million), composed of uncommitted funding.
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.
2018 Capstone Credit Facility
On February 6, 2018, Capstone, one of the Company's subsidiaries, entered into an INR 975.0 million ($15.0 million) credit facility ("2018 Capstone Credit Facility"). The 2018 Capstone Credit Facility consists of an INR 585.0 million ($9.0 million) term loan facility ("Capstone Term Loan Facility") for financing capital expenditures and INR 390.0 million ($6.0 million) working capital facility ("Capstone Working Capital Facility") and bears interest based on the prevailing IMCLR. Any repayments of borrowings under the Capstone Term Loan Facility are not available to be borrowed again in the future. The Capstone Working Capital Facility matures in August 2021. Portions of term loans borrowed under the Capstone Term Loan Facility matured in September 2020, with the remainder of the term loan maturing in June 2023. Funding under the Capstone Term Loan Facility is committed, while the Capstone Working Capital Facility is uncommitted. Borrowings under the 2018 Capstone Credit Facility are guaranteed by the Parent Company and are otherwise unsecured.
As of December 31, 2020, the 2018 Capstone Credit Facility credit limit was INR 975.0 million ($13.3 million). The Capstone Term Loan Facility had an outstanding balance of INR 564.1 million ($7.7 million), and the Capstone Working Capital Facility outstanding balance was INR 204.6 million ($2.8 million) for a total gross outstanding amount of INR 768.7 million ($10.5 million). Total utilization under the 2018 Capstone Credit Facility amounted to INR 768.7 million ($10.5 million). As of December 31, 2020, the 2018 Capstone Credit Facility's unused availability was INR 185.4 million ($2.5 million), composed entirely of uncommitted funding.
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.
Liquidity
The Company relies upon cash flows from operations and borrowings to meet working capital requirements, as well as to fund capital expenditures, mergers & acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes.
The Company's liquidity risk management process serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates, cash management policies and long-term capital structure strategies to ensure it has the necessary funds to fulfill its obligations for the foreseeable future and ensure adequate liquidity on a long-term basis.
The Company believes it has sufficient cash on hand, and that it will generate sufficient funds from cash flows from operating activities, to meet its ongoing expected capital expenditures, working capital and discretionary dividend payment funding needs for at least the next twelve months. In addition, funds available under the 2018 Credit Facility may be used, as needed, to fund more significant strategic initiatives.
As of December 31, 2020, the Company had $16.5 million of cash and $392.2 million of loan availability (comprised of committed funding of $384.5 million and uncommitted funding of $7.7 million), yielding total cash and loan availability of $408.7 million compared to total cash and loan availability of $406.0 million as of December 31, 2019.
Cash Flows
The Company’s net working capital on the balance sheets increased during 2020 due to the effects of business acquisitions. However, working capital amounts acquired are not included in cash flows from operating activities under IFRS. As such, the discussions below regarding 2020 working capital items appropriately exclude these effects.
Cash flows from operating activities increased in the year ended December 31, 2020 by $44.6 million to $179.6 million from $135.0 million in the year ended December 31, 2019 primarily due to an increase in gross profit and an increase in accounts payable and accrued liabilities in 2020, compared to a decrease in 2019, partially offset by (i) a greater increase in accounts receivable, (ii) an increase in income taxes paid and (iii) an increase in inventories. Additional discussion on working capital changes is provided in the section entitled "Working Capital” above.
Cash flows from operating activities increased in the year ended December 31, 2019 by $44.2 million to $135.0 million from $90.8 million in the year ended December 31, 2018 primarily due to (i) an increase in gross profit, (ii) a year over year decrease in cash used for working capital items and (iii) the non-recurrence of a discretionary pension contribution in the third quarter of 2018, partially offset by an increase in income taxes paid as a result of the non-recurrence of a US tax refund received in 2018. The combination of accounts receivable, inventories, other current assets and accounts payable decreased working capital by $11.0 million in 2019, compared to a decrease of $27.4 million in 2018.
Cash flows from operating activities increased in the fourth quarter of 2020 by $15.3 million to $88.6 million from $73.3 million in the fourth quarter of 2019 primarily due to an increase in gross profit and a greater increase in accounts payables in the fourth quarter of 2020. These increases were partially offset by (i) an increase in inventories, (ii) an increase in accounts receivable in the fourth quarter of 2020, compared to a decrease in the fourth quarter of 2019 and (iii) an increase in income tax paid. Additional discussion on working capital changes is provided in the section entitled "Working Capital" above.

Cash flows used for investing activities increased in the year ended December 31, 2020 by $33.9 million to $82.8 million from $48.9 million in the year ended December 31, 2019, primarily due to the Nortech Acquisition in the first quarter of 2020, partially offset by a decrease in capital expenditures as a result of the Company proactively reducing its planned capital expenditures during the first nine months of 2020 as a precautionary measure given market uncertainty caused by COVID-19.
Cash flows used for investing activities decreased in the year ended December 31, 2019 by $194.4 million to $48.9 million from $243.3 million in the year ended December 31, 2018, primarily due to the non-recurrence of the Polyair Acquisition in August 2018 and the Maiweave Acquisition in December 2018, as well as a decrease in capital expenditures due to the completion of larger-scale greenfield projects.
Cash flows used for investing activities increased by $15.7 million to $25.5 million in the fourth quarter of 2020 from $9.8 million in the fourth quarter of 2019 primarily due to an increase in capital expenditures due primarily to investments in e-commerce-related production capacity initiatives. Additional discussion on capital expenditures are provided in the section entitled "Capital Resources".
Cash flows from financing activities decreased in the year ended December 31, 2020 by $11.0 million to an outflow of $87.8 million from an outflow of $98.9 million in the year ended December 31, 2019 primarily due to a decrease in net debt repayments and a decrease in interest paid due to lower average cost of debt and lower average debt outstanding. These decreases were partially offset by a decrease in cash proceeds from the exercise of stock options and an increase in dividends paid primarily due to a $0.01 per share increase in the fourth quarter of 2020. Additional discussion on borrowings is provided in the section entitled "Liquidity and Borrowings".
Cash flows from financing activities decreased in the year ended December 31, 2019 by $263.0 million to an outflow of $98.9 million from an inflow of $164.2 million in the year ended December 31, 2018 primarily due to greater net borrowing in 2018 to fund strategic and growth acquisitions and other working capital requirements, as well as an increase in interest paid which was largely the result of the semi-annual recurring interest payment on the Senior Unsecured Notes in April and October of 2019. These decreases were partially offset by the non-recurrence of the settlement of the Company's call options to acquire the outstanding 26% interest in Powerband in 2018 and the non-recurrence of debt issuance costs primarily associated with the Senior Unsecured Notes and the 2018 Credit Facility entered into during 2018.
Cash flows from financing activities decreased by $10.5 million to an outflow of $60.4 million in the fourth quarter of 2020 from an outflow of $70.9 million in the fourth quarter of 2019 primarily due to a decrease in net debt repayments as well as a decrease in interest paid due to lower average debt outstanding and average cost of debt. These decreases were partially offset by a decrease in cash proceeds from the exercise of stock options and an increase in dividends paid primarily due to a $0.01 per share increase in the fourth quarter of 2020. Additional discussion on borrowings is provided in the section entitled "Liquidity and Borrowings".
Free Cash Flows
The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company experiences business seasonality that typically results in the majority of cash flows from operating activities and free cash flows being generated in the second half of the year.
Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of USD)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019	2018
	$	$	$	$	$
Cash flows from operating activities	88.6	73.3	179.6	135.0	90.8
Less purchases of property, plant and equipment	(24.8)	(9.6)	(45.8)	(48.2)	(75.8)
Free cash flows	63.8	63.7	133.8	86.8	15.0
Free cash flows increased in the year ended December 31, 2020 by $46.9 million to $133.8 million from $86.8 million in the year ended December 31, 2019 primarily due to an increase in cash flows from operating activities and a decrease in capital expenditures.
Free cash flows increased in the year ended December 31, 2019 by $71.8 million to $86.8 million from $15.0 million in the year ended December 31, 2018 primarily due to an increase in cash flows from operating activities and a decrease in capital expenditures.
Free cash flows increased in the fourth quarter of 2020 by $0.1 million to $63.8 million from $63.7 million in the fourth quarter of 2019, primarily due to an increase in cash flows from operating activities, largely offset by an increase in capital expenditures.
Capital Resources
Capital expenditures totalled $24.8 million and $45.8 million in the three months and year ended December 31, 2020, respectively, and were funded primarily by the Company's cash flows from operating activities and borrowings. Capital expenditures for the year ended December 31, 2020 were primarily for investments in e-commerce-related production capacity, maintenance needs, initiatives supporting the efficiency and effectiveness of operations and other strategic initiatives. All of the Company's strategic and growth initiatives are expected to yield an after-tax internal rate of return greater than 15%.
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $17.0 million as of December 31, 2020, primarily to support e-commerce-related production capacity improvements and other strategic initiatives. The Company expects that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities.

Capital expenditures in 2021 are expected to be approximately $100 million, which includes $70 million to expand production capacity in the Company's highest growth product categories, specifically water-activated tape, wovens, protective packaging and films. By installing new capacity within its existing footprint, the Company expects these projects will provide shorter-term investment horizons and return profiles that more than exceed the 15% after-tax internal rate of return threshold that the Company has traditionally applied to its strategic investments. The Company is investing directly into categories where it expects demand to exceed production in the near term. The Company views these as low risk, margin accretive projects. Based on its capital plan, the Company anticipates generating more than $100 million in incremental revenue on an annualized run-rate basis by the end of 2022 as well as additional growth into 2023 and beyond. Also included in the capital expenditures expected for 2021 is $10 million for digital transformation and cost savings initiatives, and $20 million for regular maintenance.

Contractual Obligations
The Company’s principal contractual obligations and commercial commitments as of December 31, 2020 are summarized in the following table (in millions of USD):

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt obligations (2)	565.6	41.9	223.1	37.0	263.5
Standby letters of credit (2)	1.5	1.5	—	—	—
Capitalized lease obligations (3)	52.3	9.4	18.8	10.3	13.8
Pensions, post-retirement and other long-term employee benefit plans (4)	10.2	7.5	0.7	1.2	0.8
Operating lease and service contract obligations	1.0	0.5	0.4	0.1	—
Equipment purchase commitments	17.0	17.0	—	—	—
Utilities contract obligations (5)	13.8	4.3	7.7	1.8	—
Raw material purchase commitments (6)	15.8	15.8	—	—	—
Other obligations (7)	20.2	12.5	4.7	1.5	1.5
Total	697.5	110.5	255.4	51.9	279.6

(1)"Less than 1 year" represents those payments due in 2021, "1-3 years" represents those payments due in 2022 and 2023, "3-5 years" represents those payments due in 2024 and 2025, while "After 5 years" includes those payments due in later years.

(2)Refer to the previous section entitled "Liquidity and Borrowings" and Note 14 in the Company’s Financial Statements for a complete discussion of borrowings. The figures in the table above include interest expense payments of $112.4 million representing the contractual undiscounted cash flows categorized by their earliest contractual maturity date. As of December 31, 2020, $2.5 million had been reclassified from borrowings to deferred income in other liabilities pertaining to forgivable government loans. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of liquidity risk.

(3)The figures in the table above include interest expense included in minimum lease payments of $10.2 million and exclude variable lease payments. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of liquidity risk.

(4)Pension, post-retirement and other long-term employee benefit plans includes contributions associated with defined benefit and defined contribution plans. Defined benefit plan contributions represent the minimum required amount the Company expects to contribute in 2021, including benefit payments associated with the health & welfare and other wholly unfunded post-retirement plans. Defined benefit plan contributions beyond 2021 are not determinable since the amount of any contributions is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavourable impact on the Company’s future pension and other post-retirement benefits funding obligations as well as net periodic benefit cost.
    Defined contribution plan contributions represent the obligation recorded as of December 31, 2020 to be paid in 2021. Certain defined contribution plan contributions beyond 2021 are not determinable since contribution to the plan is at the discretion of the Company.
    Obligations under deferred compensation plans represent participant compensation deferrals and earnings and losses thereon. Amounts due to participants are payable based on participant elections. For certain elections, the amount and timing of a potential cash payment to settle these obligations is not determinable since the decision to settle is not within the Company’s control and, therefore, are not included in the table above. The amounts included in the table are based on current participant balances and represent scheduled distributions only. As of December 31, 2020, obligations under the deferred compensation plan totalled $5.6 million.

    Refer to Note 20 in the Company’s Financial Statements for a complete discussion of pension, post-retirement and other long-term employee benefit plans.

(5)Utilities contract obligations include agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, for minimum amounts of consumption at several of the Company’s manufacturing facilities, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above are estimates of utility billings over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreements now or in the future.

(6)Raw material purchase commitments include certain raw materials from suppliers under consignment agreements, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above represent raw material inventory on hand or in transit, owned by the Company’s suppliers, that the Company expects to consume.
    Raw material purchase commitments also include agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above do not include estimates for storage costs, fees or penalties. The Company currently knows of no event, trend or uncertainty, including the impact of COVID-19, that may affect the availability or benefits of these agreements now or in the future.
Subsequent to December 31, 2020, the Company entered into an agreement with a raw material supplier to purchase raw materials at a fixed rate from September 2021 through December 2022, totalling approximately $7.1 million. This is not included in the table above.

(7)Other obligations include provisions for (i) environmental obligations primarily related to the Columbia, South Carolina manufacturing facility, (ii) restoration obligations associated with leased facilities, (iii) termination benefits, (iv) litigation provisions, (v) total future cash outflows associated with leases committed but not commenced as of December 31, 2020, and (vi) other liabilities. Refer to Notes 15, 16 and 17 in the Company’s Financial Statements for a complete discussion of lease liabilities, provisions and contingent liabilities, and other liabilities, respectively.
The amount and timing of a potential cash payment to settle a deferred share unit ("DSU") is not determinable since the decision to settle is not within the Company’s control after the award vests and, therefore, is not included in the table above. Share-based compensation awards that have not vested as of December 31, 2020 are also not included in the table above. Refer to the section below entitled "Capital Stock" for a discussion of share-based compensation plans.
The Company is not able to reasonably estimate the timing of payments associated with deferred tax liabilities and therefore, the preceding table excludes total deferred tax liabilities of $34.1 million. Refer to Note 5 in the Company’s Financial Statements for a complete discussion of income taxes.
The timing related to the settlement of the Company's non-controlling interest put option, which totalled $15.8 million as of December 31, 2020, is not determinable due to the nature of the shareholders’ agreement, which provides each of the non-controlling interest shareholders of Capstone with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period following the date of acquisition, with no expiration of these rights. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of non-controlling interest put options.
Purchase orders outside the scope of the raw material purchase commitments as defined in this section are not included in the table above. The Company is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as these purchase orders typically represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company’s purchase orders are based on current demand expectations and are fulfilled by the Company’s vendors within short time horizons. The Company also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

Capital Stock and Dividends
Common Shares
As of December 31, 2020, there were 59,027,047 common shares of the Company outstanding.
Dividends
On November 11, 2020, the Board of Directors amended the Company's quarterly policy to increase the annualized dividend by 6.8% from $0.59 to $0.63 per common share. The Board's decision to increase the dividend was based on the Company's strong financial position and positive outlook. During the year ended December 31, 2020, cash dividends paid to shareholders were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment
March 12, 2020	March 31, 2020	$0.1475	March 23, 2020	59,009,685	$8.8
May 12, 2020	June 30, 2020	$0.1475	June 15, 2020	59,009,685	$8.7
August 12, 2020	September 30, 2020	$0.1475	September 15, 2020	59,009,685	$8.6
November 11, 2020	December 31, 2020	$0.1575	December 16, 2020	59,019,546	$9.4
On March 11, 2021, the Board of Directors declared a dividend of $0.1575 per common share payable on March 31, 2021 to shareholders of record at the close of business on March 22, 2021.

The dividends paid in 2020 and payable in 2021 by the Company are "eligible dividends" as defined in subsection 89(1) of the Income Tax Act (Canada).
Share Repurchases
On July 23, 2020, the Company renewed its normal course issuer bid ("NCIB") under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2021. As of December 31, 2020 and March 11, 2021, 4,000,000 shares remained available for repurchase under the NCIB.
The Company's two previous NCIBs, which each allowed repurchases for cancellation of up to 4,000,000 common shares, expired on July 22, 2020 and July 22, 2019, respectively. There were no share repurchases during the years ended December 31, 2020 and 2019.

Share-based Compensation
The Company's share-based compensation plans include: stock options, Stock Appreciation Rights ("SAR"), Performance Share Units ("PSU"), Restricted Share Units ("RSU") and Deferred Share Units ("DSU"). The SAR plan was terminated in 2020.

The table below summarizes share-based compensation activity that occurred during the following periods:

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019	2018
Equity-settled
Stock options granted	—	—	1,533,183	392,986	242,918
Stock options exercised	17,362	132,500	17,362	359,375	67,500
Stock options forfeited/cancelled	—	—	77,500	32,503	—
Cash proceeds (in millions of USD)	$0.3	$1.3	$0.3	$3.3	$0.6
Cash-settled
DSUs granted	13,312	9,003	115,114	72,434	69,234
DSUs settled	—	—	—	—	37,668
PSUs granted	—	—	694,777	291,905	284,571
PSUs cancelled by performance factor (1)	—	30,161	346,887	401,319	2,125
PSUs settled (1)	—	—	—	—	335,465
PSUs forfeited/cancelled	20,891	9,669	25,923	23,739	16,053
RSUs granted	—	—	281,326	120,197	113,047
RSUs forfeited/cancelled	6,965	2,013	8,643	7,412	1,228
SARs exercised	—	—	—	—	147,500
Cash settlements (in millions of USD)	—	—	—	—	$7.9
Share-based compensation expense (benefit) (in millions of USD)	$18.4	($1.5)	$22.9	$0.5	$1.9

(1)The table below provides further information regarding the PSUs settled included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 14, 2015	March 21, 2018	217,860	100%	217,860
May 14, 2015	May 22, 2018	115,480	100%	115,480
May 20, 2015	May 28, 2018	4,250	50%	2,125
March 21, 2016	March 21, 2019	371,158	0%	—
December 20, 2016	December 20, 2019	30,161	0%	—
March 20, 2017	March 20, 2020	346,887	0%	—
Grant details for PSUs granted during the year ended December 31, 2020:
The number of PSUs granted during the year ended December 31, 2020 that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•25% based on the Company's total shareholder return ("TSR") ranking relative to the S&P North America SmallCap Materials (Industry Group) Index (the "Index Group") over the measurement period as set out in the table below;

•25% based on the Company's TSR ranking relative to a specified peer group of companies ("Peer Group") over the measurement period as set out in the table below; and
•50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the “ROIC Performance”) as set out in the table below.
Grant details for PSUs granted during the years ended December 31, 2019 and 2018:
The number of PSUs granted during the years ended December 31, 2019 and 2018 that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and
•50% based on the Company's ROIC Performance as set out in the table below.
The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Index Group/Peer Group	Percent of Target Shares Vested
90th percentile or higher	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%
The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%

The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above are interpolated on a straight-line basis.

The performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant.
On December 7, 2020, the Board of Directors approved amendments that, among other things: (i) provide for vesting of future annual DSU grants over a service period and (ii) allow participants to elect to receive settlement of their DSUs in the calendar year that their services end or in the following calendar year in accordance with, and to extent permitted by, applicable tax rules. DSUs granted prior to this amendment (i) were expensed immediately if received as part of an annual grant and (ii) for US directors, will be settled in the calendar year in which their services end. DSUs granted subsequent to this amendment and as part of an annual grant are expensed as earned over the service period. DSUs received in lieu of cash for directors’ fees continue to be expensed as earned over the service period.
As of December 31, 2020, $17.8 million was recorded in share-based compensation liabilities, current, and $13.7 million was recorded in share-based compensation liabilities, non-current.
Pension and Other Post-Retirement Benefit Plans
The Company’s pension and other post-retirement benefit plans had an unfunded net deficit of $16.8 million as of December 31, 2020 as compared to $15.1 million as of December 31, 2019. The increase was primarily due to a decrease in the weighted average discount rate at year-end from 2.98% and 3.15% for US and Canadian plans, respectively, as of December 31,

2019 to 2.15% and 2.55% for US and Canadian plans, respectively, as of December 31, 2020. This change in the defined benefit obligation was partially offset by favourable plan asset performance.
Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2021. None of the defined benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.
Financial Risk, Objectives and Policies
Interest Rate Risk
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates on its variable rate borrowings.
To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements.
The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. If the underlying interest rate swap agreement is a qualifying cash flow hedge, these payments are recorded as an adjustment of interest expense on the hedged debt instruments and the related amount payable to or receivable from counterparties is included as an adjustment to accrued interest. Cash payments related to non-qualifying cash flow hedges are recorded as a reduction of the fair value of the corresponding interest rate swap agreement recognized in the balance sheet, which indirectly impacts the change in fair value recorded in earnings.
The Company was party to the following interest rate swap agreements which are qualifying cash flow hedges designated as hedging instruments as of December 31, 2020 and 2019 (in millions of USD):

Effective Date	Maturity	Notional amount $	Settlement	Fixed interest rate paid %
June 8, 2017	June 20, 2022	40.0	Monthly	1.7900
August 20, 2018	August 18, 2023	60.0	Monthly	2.0450
The fair value of the derivative liabilities totalled $4.0 million and $1.3 million as of December 31, 2020 and 2019, respectively.
Additionally, on November 18, 2019 an interest rate swap agreement with a notional amount of $40.0 million and fixed interest rate of 1.61%, which was considered a non-qualifying cash flow hedge, matured and was settled in full and on December 12, 2019, and an interest rate swap agreement with a notional amount of CDN $36.0 million and fixed interest rate of 1.6825%, which was considered a qualifying cash flow hedge, matured and was also settled in full.
Exchange Risk
The Company’s Financial Statements are expressed in USD while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into USD can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.
The Company's primary strategy to minimize its risk of foreign currency exposure is to ensure that the Financial Risk Management Committee:
•monitors the Company's exposures and cash flows, taking into account the large extent of naturally offsetting exposures,
•considers the Company's ability to adjust its selling prices due to foreign currency movements and other market conditions, and
•considers borrowing under available debt facilities in the most advantageous manner, after considering interest rates, foreign currency exposures, expected cash flows and other factors.

Hedge of net investment in foreign operations
A foreign currency exposure arises from Intertape Polymer Group Inc.'s (the “Parent Company”) net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary.
In 2018, the Parent Company completed the private placement of its USD denominated Senior Unsecured Notes which resulted in additional equity investments in IPG (US) Holdings Inc. The Senior Unsecured Notes are being used to hedge the Company’s exposure to the USD foreign exchange risk on this investment.
Gains or losses on the retranslation of this borrowing are transferred to OCI to offset any gains or losses on translation of the net investment in the subsidiary.
There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a translation risk that will match the foreign exchange risk on the USD borrowing designated as the hedging instrument. Hedge ineffectiveness will arise when the amount of the investment in the foreign subsidiary becomes lower than the outstanding amount of the Senior Unsecured Notes. Hedge ineffectiveness is recorded in finance costs (income) in other (income) expense, net.
The changes in value related to the Senior Unsecured Notes designated as a hedging instrument, in the hedge of a net investment, are as follows for the years ended December 31 (in millions of USD):

	2020	2019
	$	$
Gain from change in value of the Senior Unsecured Notes used for calculating hedge ineffectiveness	6.5	11.2
Gain from Senior Unsecured Notes recognized in OCI	6.5	10.3
Gain from hedge ineffectiveness recognized in earnings in finance costs (income) in other (income) expense, net	—	0.9
Deferred tax expense on change in value of the Senior Unsecured Notes recognized in OCI	(0.8)	0.0

The cumulative amounts included in the foreign currency translation reserve related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, (in millions of USD) is as follows as of:

	December 31, 2020	December 31, 2019
	$	$
Cumulative gain included in foreign currency translation reserve in OCI	7.3	0.9

Litigation
The Company records liabilities for legal proceedings in those instances where it can reasonably estimate the amount of the loss and where liability is probable. The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole as of December 31, 2020.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below.
The Company is closely monitoring the impact of the COVID-19 pandemic as a potential trigger for changes in critical accounting judgments, estimates and assumptions. As of December 31, 2020, and as a result of the impact of COVID-19, the Company recorded a fair value adjustment to its contingent consideration related to the Nortech Acquisition and certain termination benefits related to a restructuring plan the Company initiated in response to COVID-19 uncertainties. There were no other material impairments, changes to allowance for credit losses, restructuring charges or other changes in critical accounting judgments, estimates and assumptions that it can directly attribute to COVID-19 or otherwise.
Significant Management Judgments
Deferred income taxes
Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.
Determination of the aggregation of operating segments
The Company uses judgment in the aggregation of operating segments for financial reporting and disclosure purposes. In doing so, management has determined that there are two operating segments consisting of a tape, film, protective packaging and machinery segment and an engineered coated product segment. The Company has aggregated these two operating segments into one reporting segment due to similar characteristics including the nature of goods and services provided to its customers, methods used in the sale and distribution of those goods and services, types of customers comprising its customer base, and the regulatory environment in which the Company operates.
Estimation Uncertainty
Impairments
At the end of each reporting period, the Company performs a test of impairment on assets subject to depreciation and amortization if there are indicators of impairment. Cash-generating units ("CGU") containing goodwill or intangible assets having indefinite useful lives are tested at least annually, regardless of the existence of impairment indicators. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use is based on estimated discounted net future cash inflows, which are derived from management's financial forecast models of the estimated remaining useful life of the asset or CGU, and do not include restructuring activities to which the Company is not yet formally committed, nor any anticipated significant future investments expected to enhance the performance of the asset or CGU being tested. The calculated value in use varies depending on the discount rate applied to the estimated discounted cash flows, the estimated future cash flows, and the growth rate used for extrapolation purposes.
Refer to Note 13 of the Company’s Financial Statements for more information regarding impairment testing.
Pension, post-retirement and other long-term employee benefits
The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected health care cost trend. These assumptions are developed by management with the assistance of independent actuaries and are based on current actuarial benchmarks and management’s historical experience. Actual results will differ from estimated results, which are based on assumptions. Refer to Note 20 of the Company’s Financial Statements for more information regarding the assumptions related to the pension and other post-retirement benefit plans.

Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions and may have transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflects its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. As of December 31, 2020 and 2019, the Company does not have any matters for which the tax determination is uncertain and as such, no provision has been recognized. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.
Useful lives of depreciable assets
The Company depreciates property, plant and equipment over the estimated useful lives of the assets. Right-of-use assets are depreciated over the shorter period of the lease term and the useful life of the underlying asset. In determining the estimated useful life of these assets, significant judgment is required. Judgment is required to determine whether events or circumstances warrant a revision to the remaining periods of depreciation and amortization. The Company considers expectations of the in-service period of these assets in determining these estimates. The Company assesses the estimated useful life of these assets at each reporting date. If the Company determines that the useful life of an asset is different from the original assessment, changes to depreciation and amortization will be applied prospectively. The estimates of cash flows used to assess the potential impairment of these assets are also subject to measurement uncertainty. Actual results may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.
Right-of-use assets and lease liabilities
Extension and early termination options are included in a number of leases across the Company. These are used to maximize operational flexibility in terms of managing assets used in the Company's operations. In determining the lease term and lease payments to be included in the measurement of the corresponding right-of-use asset and lease liability, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise an early termination option. Extension options (or periods after early termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not early terminated). The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee. Refer to Note 15 of the Company’s Financial Statements for more information regarding right-of-use assets and lease liabilities.
Net realizable value of inventories and parts and supplies
Inventories are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories, management takes into account the most reliable evidence available at the time the estimate is made.
Provisions for slow-moving and obsolete inventories are made based on the age and estimated net realizable value of inventories. The assessment of the provision involves management judgment and estimates associated with expected disposition of the inventory. Refer to Note 7 of the Company’s Financial Statements for information regarding inventories and write-downs of inventories.
Allowance for doubtful accounts and revenue adjustments
During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments. The Company’s allowance for expected credit loss reflects lifetime expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 24 of the Company’s Financial Statements for more information regarding the allowance for doubtful accounts and the related credit risks.
Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.
The Company's provisions include environmental and restoration obligations, termination benefits and other and litigation provisions. Refer to Note 16 of the Company’s Financial Statements for more information regarding provisions.
Share-based compensation
The estimation of share-based compensation fair value and expense requires the selection of an appropriate pricing model.
The model used by the Company for stock options and SAR awards is the Black-Scholes pricing model. The Black-Scholes model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.
The model used by the Company for PSU awards subject to a market performance condition is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares as well as those of a peer group and the risk-free interest rate commensurate with the term of the awards. For PSU awards subject to a non-market performance condition, management estimates the expected achievement of performance criteria using long-range forecasting models.
Refer to Note 18 of the Company’s Financial Statements for more information regarding share-based compensation expense.
Business acquisitions
Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 19 of the Company’s Financial Statements for more information regarding business acquisitions.

New Standards adopted as of January 1, 2020
On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework became effective on January 1, 2020. The revised Conceptual Framework does not constitute a substantial revision from the previously effective guidance but does provide additional guidance on topics not previously covered such as presentation and disclosure, revised definitions of an asset and a liability, as well as new guidance on measurement and derecognition. There was no material impact to the Company’s Financial Statements as a result of adopting the revised Conceptual Framework.

On September 26, 2019, the IASB published Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based is not altered as a result of interest rate benchmark reform. The amendments became effective on January 1, 2020. There was no material impact to the Company’s Financial Statements as a result of adopting Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) due to the application of the amendments by the Company in the following ways:

•The Company has floating rate debt, linked to the London Inter-bank Offered Rate ("LIBOR"), which it cash flow hedges using interest rate swaps (refer to Note 24 for additional information on the Company's interest rate swaps). The amendments permit continuation of hedge accounting even though there is uncertainty about the timing and amount of the hedged cash flows due to the interest rate benchmark reforms.

•The Company will retain the cumulative gain or loss in the cash flow hedge reserve for designated cash flow hedges that are subject to interest rate benchmark reforms even though there is uncertainty arising from the interest rate benchmark reform with respect to the timing and amount of the cash flows of the hedged items. Should the Company consider the hedged future cash flows are no longer expected to occur due to reasons other than interest rate benchmark reform, the cumulative gain or loss will be immediately reclassified to profit or loss.

Other pronouncements and amendments
In the current year, the Company has applied a number of other amendments to IFRS and Interpretations issued by the IASB that are effective for annual periods beginning on or after January 1, 2020. Their adoption has not had any material impact on the disclosures or on the amounts reported in the Company's Financial Statements.
New Standards and Interpretations Issued but Not Yet Effective
As of the date of authorization of the Company’s Financial Statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows:
On January 23, 2020, the IASB published Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which includes narrow-scope amendments to IAS 1 Presentation of Financial Statements. The objective of the amendments is to clarify how to classify debt and other liabilities as current or non-current depending on the rights that exist at the end of the reporting period. The amendments include clarification of the classification requirements for debt a company could settle by converting it into equity. The amendments are effective on January 1, 2023 and will be applied retrospectively. Management is currently assessing, but has not yet determined, the impact on the Company’s Financial Statements.
On May 14, 2020, the IASB published Property, Plant and Equipment: Proceeds Before Intended Use (Amendments to IAS 16), which prohibits deducting amounts received from selling items produced while preparing the asset for its intended use from the cost of property, plant and equipment. Instead, such sales proceeds and related costs will be recognized in earnings. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s Financial Statements.
On May 14, 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies the costs a Company can include when assessing whether a contract will be loss-making. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s Financial Statements.

On May 14, 2020, the IASB published Annual Improvements to IFRS Standards 2018 - 2020, which amends IFRS 1, IFRS 9, and the Illustrative Examples accompanying IFRS 16. These are minor amendments that clarify, simplify or remove redundant wordings in the standards. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s Financial Statements.

On May 28, 2020, the IASB published Covid-19-Related Rent Concessions (Amendment to IFRS 16), which amends IFRS 16, Leases, to provide lessees with a practical expedient that relieves lessees from assessing whether a COVID-19-related rent concession is a lease modification. The amendments are effective for annual reporting periods beginning on or after June 1, 2020 and will be applied retrospectively. Management has completed its analysis of the guidance and does not currently expect it to materially impact the Company’s Financial Statements.
On August 27, 2020, the IASB published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to support the application of the requirements of IFRS Standards when changes are made to contractual cash flows or hedging relationships as a result of the transition to an alternative benchmark interest rate. The amendments are effective on January 1, 2021 and will be applied retrospectively. Management has completed its analysis of the guidance and has determined that this amendment does not materially impact the Company’s Financial Statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s Financial Statements.
Internal Control Over Financial Reporting
In accordance with the Canadian Securities Administrators National Instrument 52-109, "Certification of Disclosure in Issuers’ Annual and Interim Filings" ("NI 52-109"), the Company has filed interim certificates signed by the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.1 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.
The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation and that such information is accumulated and communicated to the Company's management including the CEO and CFO as appropriate to allow timely decision regarding required disclosure. The Company has also established internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its Financial Statements.
Management, under the supervision of the Company's CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures as well as the effectiveness of the Company's internal control over financial reporting. The CEO and CFO have concluded that the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2020 were effective.
There have been no changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Additional Information
Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2019, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements
Certain statements and information included in this MD&A constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future transactions, acquisitions and partnerships, the expected financial performance and benefits of acquisitions, including the Nortech transaction, the expected synergies gained from the Nortech acquisition, strategic initiatives and anticipated demand in growing markets, including e-commerce, sales and financial results, inventory, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, share repurchases, capital and other significant expenditures including, but not limited to expected rate of return, timing, risk level, growth and revenue of such expenditures and expansion projects, working capital requirements, manufacturing facility closures and restructurings, and related cost savings, the Company's production plans, including at its greenfield manufacturing facilities, remote work arrangements and absentee rate at facilities in North America, sourcing of raw materials including the availability and pricing due to supply chain disruptions, including the Texas weather-related event, pension plan contribution requirements and administration expenses, liquidity, selling prices including maintaining dollar spread due to higher raw material and freight costs, fluctuations in costs, the impacts of new accounting standards, including the impact of new accounting guidance for leases, contractual commitments, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy, including as a result of the impact of COVID-19; tax and regulatory environments, the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company's greenfield projects and manufacturing facility expansions; the impact of selling prices; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company’s acquisitions and partnerships; the Company's ability to integrate and realize synergies from acquisitions; the anticipated benefits from the Company’s capital expenditures; the quality of, and market reception for, the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve product quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s 2018 Credit Facility, 2018 Powerband Credit Facility, and 2018 Capstone Facility; the flexibility to allocate capital after the Senior Unsecured Notes offering; changes to accounting rules and standards; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3. Key Information - Risk Factors," "Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)" and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2019 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.